\# 3/9/14 ICW

14046426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 51393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald A Ritcheson (901)435-8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) TN (State) 38103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, Donald A. Ritcheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTN Financial Securities Corp, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DENISE L. MUELLER STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY Commission Expires 10-07-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTN FINANCIAL SECURITIES CORP

(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A Ritcheson (901)435-8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis	TN	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Ritcheson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DENISE L. MUELLER STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY My Commission Expires 10-07-2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Memphis, Tennessee
February 25, 2014

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	110,161,191
Cash segregated for regulatory purposes		3,000,000
Securities owned, at fair value		325,692,624
Securities purchased under agreements to resell		50,958,750
Securities borrowed		165,411,360
Receivable from customers		1,238,170
Receivable from brokers and dealers		28,456,507
Receivable from clearing organizations		4,526,506
Accrued interest receivable		3,669,592
Furniture, equipment, and leasehold improvements, net		5,589
Deferred tax asset		516,992
Other assets		552,975
Total assets	$	694,190,256

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	217,167,627
Securities sold under agreements to repurchase		100,000,000
Long-term secured borrowing		1,668,460
Payable to brokers and dealers		18,469
Payable to clearing organizations		1,281,963
Due to FTBNA, net		789,740
Deferred tax liability		832,120
Accrued compensation and benefits		3,242,177
Accrued interest payable		1,942,703
Other accrued expenses		304,366
Total liabilities		327,247,625
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,614,049
Retained earnings		249,194,751
Accumulated other comprehensive loss		(867,169)
Total stockholder's equity		366,942,631
	$	694,190,256

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including corporate and municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company is also permitted to engage in investment banking services. The Company was capitalized on January 19, 1999 as, and continues to be, a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board, and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency.

The Company is a self-clearing broker/dealer and transacts business with non-broker/dealer customers in delivery versus payment/receipt versus payment accounts, but does not custody funds or securities on behalf of such customers.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and income taxes. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Securities Borrowed Transactions

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in securities borrowed in the statement of financial condition. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or

refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which gives us the right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the statement of financial condition.

(d) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("reverse repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. These agreements are short-term in nature and consist of U.S. government securities. The Company obtains control of the collateral and the Company values the collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. As of December 31, 2013, all of the Company's securities purchased under agreements to resell were recognized as collateralized financings. It is the Company's policy to obtain possession of the securities purchased under agreements to resell and securities borrowed, consisting primarily of U.S. government securities and corporate bonds.

(e) Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The Company makes delivery of securities sold under agreements to repurchase and monitors the value of collateral on a daily basis. When necessary, the Company will deliver additional collateral.

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements), short-term securities borrowings under securities borrowing agreements (securities borrowed), or sales of securities under agreements to repurchase (repurchase agreements) are generally entered into with third-party broker/dealers.

(f) Cash and Cash Equivalents

Cash and cash equivalents as presented in the statement of cash flows include cash on hand and due from banks and exclude cash segregated for regulatory purposes. The Company segregates cash for regulatory purposes which include cash on deposit in a special bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

(g) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are valued at fair value.

(Continued)

(h) Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(i) Derivative Instruments

The Company buys and sells securities for resale to customers. When these securities settle on a delayed basis, they are considered forward contracts as free-standing derivative instruments. For these free-standing derivative instruments, changes in fair value are recognized currently in earnings. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies, including recent transactions, quoted prices and reference to prices for similar securities. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures.

(j) Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. There are currently no valuation allowances respective to the Company's deferred tax assets.

(k) Fair Value

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short term nature. The Company follows the guidance set forth in ASC 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments, the details of which are disclosed in note 5.

(l) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, since no such liabilities existed at December 31, 2013 or at any time during the year then ended.

(m) Subsequent Events

In connection with the preparation of the financial statements and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 25, 2014, which was the date the financial statements were available to be issued.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax-sharing arrangement with FHN, with whom it files a consolidated Federal tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate-return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates.

As of December 31, 2013, the Company had deferred tax assets of $516,992 and deferred tax liabilities of $832,120. As of December 31, 2013, $585,221 was due from FTBNA for current income taxes and is a component of due to FTBNA, net in the Company's statement of financial condition.

The components of deferred income taxes in the accompanying statement of financial condition at December 31, 2013 are as follows:

Deferred tax assets:		
Deferred tax on minimum pension liability	$	516,992
Gross deferred tax assets		516,992
Deferred tax liabilities:		
Prepaid pension		550,825
Prepaid expenses		214,870
Other		66,425
Gross deferred tax liabilities		832,120
Net deferred tax liabilities	$	(315,128)

Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance for 2013.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2013, the Company had no unrecognized tax benefits related to federal or

state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense.

(3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date. The amount receivable from clearing organizations consists of receivables from and deposits with various clearing organizations. Amounts receivable from and payable to customers, broker/dealers and clearing organizations at December 31, 2013 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive – broker/dealer	$ —	18,469
Net pending trades receivable/payable – broker/dealer	28,456,507	—
Broker/dealer subtotal	28,456,507	18,469
Securities failed to deliver/receive – customer	1,226,567	—
Other – customer	11,603	—
Customer subtotal	1,238,170	—
Receivable from clearing organizations	4,526,506	1,281,963
Total	$ 34,221,183	1,300,432

(4) Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2013, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Securities owned	Securities sold, not yet purchased
Corporate obligations	$ 257,173,036	153,495,953
U.S. treasury obligations	28,220,616	62,671,674
U.S. agency obligations	40,271,904	—
Equity and other securities	27,068	—
Total	$ 325,692,624	216,167,627

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable

market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

Fair value of assets and liabilities measured on a recurring basis are as follows:

	December 31, 2013			
	Total	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 325,692,624	—	325,687,916	4,708
Securities sold, not yet purchased	217,167,627	—	217,167,627	—

The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2013.

Level Changes in Fair Value Measurements

For the year ended December 31, 2013, there were no transfers between levels.

The table below includes a roll-forward of the statement of financial condition amounts for the year ended December 31, 2013 (including the change in fair value) for financial instruments classified within level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted

and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

		Securities owned (corporate obligations)
Fair value, January 1	$	4,708
Total realized gains (losses) included in income		—
Purchases, issuances and settlements, net		—
Transfers in and/or (out) of Level 3		—
Fair value, December 31	$	4,708
Total realized gains (losses) included in income related to financial assets and liabilities still on the balance sheet at December 31	$	—

Other Fair Value Disclosures

The securities owned and securities sold, not yet purchased are carried at fair value on the consolidated statement of financial condition.

The following represent financial instruments in which the ending balance at December 31, 2013 is not carried at fair value on our consolidated statement of financial condition. If the following instruments were carried at fair value and categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

Short-Term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes, repurchase agreements, and securities borrowed are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from customers, broker-dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Payables to customers, payables to broker-dealers, and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

Long-term secured borrowing: Long-term secured borrowings are recorded at amounts that approximate fair value.

(Continued)

(6) Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. At December 31, 2013, securities owned with a fair value totaling $105,740,055 were sold under agreements to repurchase at prices totaling $100,000,000.

(7) Securities Purchased Under Agreements to Resell, Securities Borrowed and Related Collateral Arrangements

The company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2013, securities purchased with a fair value totaling $50,816,616 were purchased under agreements to resell at prices totaling $50,958,750; and the Company deposited cash in the amount of $165,411,360 and accepted as collateral securities with a fair value of $161,411,375 under securities borrowing arrangements. At December 31, 2013, the fair value of this collateral, including accrued interest, was $212,227,991, of which $204,100,010 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(8) Forward Contracts

The fair and settlement values of the forward contracts as of December 31, 2013 and the related gain (loss) recognized at December 31, 2013 are as follows:

		Fair value	Settlement value		Gain (loss)
Buys	$	2,670,942	2,682,701		11,759
Sells		594,413	597,173		(2,760)
Total				$	8,999

The gain of $8,999 as of December 31, 2013 is included in receivable from brokers and dealers and payable to brokers and dealers in the Company's statement of financial condition. Gains and losses are included in trading gains and commissions in the Company's statement of income. All forward contracts would be considered Level 2 for purposes of ASC 820.

(9) Transactions with Related Parties

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FTBNA and FHN. In addition, the Company leases office space and furniture and fixtures from FTBNA.

(Continued)

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on established policies and procedures.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available.

From time to time, the Company enters into standard fixed-income securities trades with FTBNA. These transactions are executed and settled in the same manner as if they were arm's length transactions with third parties.

All of the Company's cash, except for the cash segregated for regulatory purposes, is held in a noninterest bearing checking account with FTBNA.

As of December 31, 2013, the Company had a net payable balance of $789,740 to FTBNA as a result of various nontrade related transactions. There are no specific payment terms related to this receivable and all related-party transactions are settled periodically throughout the year.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2013:

Furniture and equipment	$	310,754
Communications and computer equipment		81,041
Leasehold improvements and other fixed assets		254,162
		645,957
Less accumulated depreciation and amortization		(640,368)
	$	5,589

(11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve

requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2013, the Company's net capital, as defined, totaled $209,409,592, which was $208,409,592 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2013, no funds were required to be segregated, however the Company chose to segregate $3,000,000 of cash for the exclusive benefit of customers.

(12) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the accompanying statement of financial condition as of December 31, 2013 related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract or the creditworthiness of the issuer of a security declines. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each issuer's, customer's, or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, except for the collateral arrangements described in footnote 7, no additional collateral was required by the Company at December 31, 2013.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against the Company. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims are possible but have not been brought, the Company cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. The Company establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes can be estimated, accounting guidance generally requires a liability to be established at the low end of the range. At December 31, 2013, there were no pending or threatened litigation matters as to which the Company had determined that material loss was probable or had established a material loss reserve.